

15046221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bass Creek Advisors, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 South 2nd St West
(No. and Street)

Missoula (City) MT (State) 59801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Rial 216 272 0377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Card, Palmer
(Name – *if individual, state last, first, middle name*)

4545 Hinckley Parkway (Address) Cleveland (City) OH (State) 44109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Charles Rial, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bass Creek Advisors, LTD., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member & Executive Representative

Title

Notary Public

NOTARIAL SEAL
JENNIFER SMITH
STATE OF MONTANA

JENNIFER SMITH
NOTARY PUBLIC for the
State of Montana
Residing at Missoula, Montana
My Commission Expires
December 19, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASS CREEK ADVISORS, LTD.
(An Ohio Limited Liability Company)

FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT REGISTERED AUDITOR'S REPORT

DECEMBER 31, 2014

BASS CREEK ADVISORS, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2014

CONTENTS



Card, Palmer, Sibbison & Co.
4545 Hinckley Parkway
Cleveland, OH 44109–6009
216.621.6100 fax: 216.621.8025
website: www.cps-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. Charles Rial of
Bass Creek Advisors, Ltd.
Missoula, Montana

We have audited the accompanying statement of financial condition of Bass Creek Advisors, Ltd. (the Company) as of December 31, 2014, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Bass Creek Advisors's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bass Creek Advisors, Ltd. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information noted in the table of contents has been subjected to audit procedures performed in conjunction with the audit of Bass Creek Advisors Ltd.'s financial statement. The supplemental information is the responsibility of Bass Creek Advisors, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

CARD, PALMER, SIBBISON AND CO.

Card, Palmer, Sibbison & Co.

Cleveland, Ohio
February 20, 2015

BASS CREEK ADVISORS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 22,867

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY	22,867
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 22,867

The accompanying notes are an integral part of the financial statements.

BASS CREEK ADVISORS, LTD.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

1. NATURE OF OPERATIONS

Bass Creek Advisors, Ltd. (the Company) is registered with the United States Securities and Exchange Commission ("SEC") as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and a member in the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SPIC"). The Company acts as a placement agent for private equity and hedge fund shares to qualified U.S. institutions and accredited investors. The Company does not hold funds or securities for, or owe funds or securities to, customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Bass Creek Advisors, Ltd. is presented to assist in understanding the Company's financial condition. The financial statement and notes are representations of the Company's members who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statement.

Cash and cash equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Credit risk
The Company maintains cash in bank deposit accounts which, at times may exceed federally insured limits. The Company has not experienced, nor does it expect any losses in such accounts.

Accounts receivable
Accounts receivable are uncollateralized customer obligations due under normal trade terms which are stated at the amount billed to the customer. Management reviews all accounts receivable balances past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Management fees to members
Management fees to members are intended as reasonable compensation for services rendered and are accounted for as a Company expense rather than an allocation of Company net income.

3. DEFINED BENEFIT PLAN

The Company participates in a multi-employer defined benefit retirement plan. The plan covers all members of the Company and is based upon earnings. There were no contributions required for the periods ending December 31, 2014 and 2013. The plan was terminated in 2014.

4. AGREEMENT

The Company worked under an agreement with a private equity fund manager to act as its placement agent. The agreement called for a monthly retainer of $22,500 to be paid through November 2013 plus additional fees to be paid at fund closing based upon performance of the Company. During 2014 the private equity fundraising had its final close and the Company earned and received their success fee. Total retainer fees earned and received in 2014 were $2,573,439.

5. INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the Company is taxed to the members in their individual federal and state income tax returns. Accordingly, there is no provision for federal or state income taxes.

The Company has adopted guidance, as required by the Income Taxes Topic of the FASB Accounting Standards Codification regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. As of December 31, 2014, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company records related interest expenses and penalties, if any, as a tax expense, consistent with this guidance. The Company's open audit periods are for the tax years ended December 31, 2011 through December 31, 2014. In evaluating the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on the current facts and circumstances.

6. AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Company's statement of financial condition as of December 31, 2014, is available for examination at the Company's office and the Securities and Exchange Commission.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At December 31, 2014, the Company had adequate net capital as defined by the rule.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 20, 2015, which is the date the statement of financial condition was available to be issued.



SUPPLEMENTAL INFORMATION

BASS CREEK ADVISORS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE
15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Members' equity	$	22,867
Deductions and/or charges:		
Non allowed assets		-
Net capital before haircuts on securities positions		22,867
Less haircuts applicable to certificate of deposit		-
Net Capital	$	22,867
Aggregate Indebtedness	$	-
Minimum Net Capital Required	$	5,000
Excess of Net Capital Over Minimum Requirements	$	17,867
Percentage of Aggregate Indebtedness to Net Capital		0.0 %

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the computation of net capital above and the Company's computation included in Part II-A of Form X-17A-5, as of December 31, 2014

See independent auditors' report



Card, Palmer, Sibbison & Co.
4545 Hinckley Parkway
Cleveland, OH 44109-6009
216.621.6100 fax: 216.621.8025
website: www.cps-cpa.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. Charles Rial of
Bass Creek Advisors, Ltd.
Missoula, Montana

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bass Creek Advisors, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bass Creek Advisors, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) Bass Creek Advisors, Ltd stated that Bass Creek Advisors, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Bass Creek Advisors, Ltd's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bass Creek Advisors, Ltd's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CARD, PALMER, SIBBISON AND CO.

Card, Palmer, Sibbison & Co.

Cleveland, Ohio
February 20, 2015

Bass Creek Advisors, Ltd. Exemption Report

Bass Creek Advisors, Ltd. (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17CFR 240.17a-5, "Reports to be filed by certain broker-dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d) (1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company claimed an exemption from 17 CFR 240.15c3-3 under the following provisions of 17 CFR 240.15c3-3 (2) (i).

Bass Creek Advisors, Ltd.

I, Charles Rial swear that to the best of my knowledge and belief, this Exemption Report is true and correct.

BY: ______________________

Charles Rial

Managing Member and Executive Representative

February 14, 2015



Card, Palmer, Sibbison & Co.
4545 Hinckley Parkway
Cleveland, OH 44109-6009
216.621.6100 fax: 216.621.8025
website: www.cps-cpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Mr. Charles Rial of
Bass Creek Advisors, Ltd.
Missoula, Montana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Bass Creek Advisors, Ltd., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Bass Creek Advirors, Ltd.'s compliance with the applicable instructions of Form SIPC-7. Bass Creek Advirors, Ltd.'s management is responsible for Bass Creek Advirors, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CARD, PALMER, SIBBISON AND CO.

Card, Palmer, Sibbison & Co.

Cleveland, Ohio
February 20, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2674*********************MIXED AADC 220
067323 FINRA DEC
BASS CREEK ADVISORS LTD
605 S 2ND ST W
MISSOULA MT 59801-1829

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,433

B. Less payment made with SIPC-6 filed (exclude interest) (6,433)

7/25/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bass Creek Advisors, Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18Th day of February, 20 15.

Managing Member & Executive Representative
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,573,439

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 2,573,439

2e. General Assessment @ .0025 $ 6,433

(to page 1, line 2.A.)